Exhibit 1

ECI Announces Distribution Ratio for
Distribution of 7.6 Million Ordinary Shares of ECtel

Petah Tikva, Israel – May 6, 2004. ECI Telecom Ltd. (Nasdaq: ECIL) announced today that the distribution ratio for its previously announced distribution of 7,600,000 ordinary shares of ECtel Ltd. (Nasdaq: ECTX), will be 0.07015 of a share of ECtel for each ordinary share of ECI, subject to Israeli withholding tax, as described below.

Under an arrangement with the Israeli tax authorities, the distribution is subject to a withholding tax of 25%, unless shareholders qualify for a full or partial exemption from the withholding tax. Consequently, on May 10, 2004, ECI will distribute 5.7 million ECtel shares to shareholders, and will transfer the remaining 1.9 million ECtel shares to a paying agent, to be held in escrow. Shareholders will have one month to inform ECI whether they qualify for a full or partial exemption. As soon as practicable thereafter, the paying agent will distribute a portion of the shares to shareholders that so qualify.

ECI will be sending shareholders an information statement about the distribution to ECI shareholders, and will also be filing the document on a Form 6-K with the Securities and Exchange Commission (SEC) in the next few days. The statement will contain important information regarding the tax treatment of the distribution, including the procedure for informing ECI of shareholders’ tax status, and the treatment of fractional shares. Once filed with the SEC, the statement will be available to the public over the Internet at the SEC’s web site (http://www.sec.gov) and will also be available on ECI’s web site home page on www.ecitele.com.

Shareholders who have questions about the distribution may contact MacKenzie Partners, Inc., our information agent, toll free at 1-800-322-2885. Shareholders outside the United States and Canada should call 1-212-929-5500.

Certain statements in this release may contain forward-looking information with respect to plans, projections, or future performance (including guidance on future financial performance) of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, receipt of approvals required in order to effect the contemplated share distribution, actual revenues earned from announced contracts, the general deterioration of the global economy and slowdown in expenditures by telecommunications service providers, our net losses and possibility of future net losses, rapid technological change in our markets, competitive factors, price erosion in the market for certain of our products, dependence on large customers, fluctuations in our quarterly and annual results, potential inability to raise additional funds, if needed, on favorable terms, risks associated with international sales, fluctuations in the results of our subsidiary ECtel, as well as ECtel’s ability to complete the sale of its government business, risks relating to our intellectual property, integration of recently combined operations, substantial outstanding line of credit and related loan to one of our customers and its affiliate, unexpected tax demands, currency fluctuations, potentially disruptive acquisitions, dependence on limited suppliers and subcontractors, as well as risks related to operations in Israel, and other risks detailed in the Company’s annual report on Form 20-F for the year ended December 31, 2002, as amended, and other filings with the Securities and Exchange Commission.

Contact: Investor Relations, ECI Telecom:
Jay Kalish: Phone +(972)-3-926-6255 email: jay.kalish@ecitele.com
Kim Kelly: Phone +(972)-3-926-6092 email: kim.kelly@ecitele.com